SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               DIGITAL POWER CORP.

                                  COMMON STOCK


                                   253862 10 6
                                 (CUSIP NUMBER)


                             120 Broadway, Suite 905
                               New York, NY 10271


                                 March 22, 2001
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.


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(1)  Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
     Persons (entities only):

         ANDREW COHEN

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:    United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:              165,000 as of the Reporting Event
                                    149,533 as of the Filing Date

(8) Shared Voting Power:   0

(9) Sole Dispositive Power:         165,000 as of the Reporting Event
                                    149,533 as of the Filing Date

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                                    165,000 as of the Reporting Event
                                    149,533 as of the Filing Date

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):

                                    5.06% as of the Reporting Event
                                    4.59% as of the Filing Date

(14) Type of Reporting Person: IN

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ITEM 1. SECURITY AND ISSUER.

Digital Power Corp.
Common Stock, $.001 par value.
41920 Christy Street
Fremont, CA 94538

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name:                  Andrew Cohen

(b) Business Address:      120 Broadway, Suite 905
                           New York, NY 10271

(c)   Managing Member of Cohen Specialists, LLC, an investment firm.

(d)   None.

(e)   None.

(f)   Citizenship.   United States of America


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired 156,000 common shares of the Issuer on March 21, 2001, and 9,000 common shares of the Issuer on March 22, 2001, at a price of $1.37 per share. The shares are held by Cohen Specialists, LLC, an investment firm in which Mr. Cohen is a 99% owner.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person is the Managing Member of Cohen Specialists, LLC, an investment firm. Thus, the acquisition by the Reporting Person is based on the belief that such purchase is a good investment that will produce favorable economic results. As of the Reporting Event, Mr. Cohen owned 165,00 shares of the Issuer, or 5.06% of the issued and outstanding shares of the Issuer. As of the Filing Date, Mr. Cohen owns 149,533 shares of the Issuer, or 4.59% of the issued and outstanding shares of the Issuer.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of the Reporting Event, Mr. Cohen owned 165,000 shares of the Issuer, or 5.06% of the issued and outstanding shares of the Issuer. As of the Filing Date, Mr. Cohen owned 149,533 shares of the Issuer, or 4.59% of the issued and outstanding shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2001          Signature: /s/ Andrew Cohen
                                           ------------------------------------
                                              ANDREW COHEN